SHACKSBURY HOLDINGS INC



ANNUAL REPORT

75 Meigs Rd
Vergennes, VT 05491
(802) 458 - 0530
www.shacksbury.com

This Annual Report is dated March 30, 2022.

BUSINESS

Shacksbury is a Vermont C-corp that manufactures hard cider and wine primarily for wholesale, with some direct to consumer sales via a tasting room and online shop. We sell to multiple states, however our largest markets are Vermont, New York, Pennsylvania, and Texas. Shacksbury is known for premium, innovative products and our target demographic skews Millenial and female. In Fall 2021, we began to transition our core ciders to be USDA-certified organic and are thrilled to be launching them in spring 2022.

Previous Offerings

Between 5/20/21 and 10/30/21, the company sold 160,222 shares of non-voting common stock in exchange for $3.66 per share under Regulation Crowdfunding. An additional 14,274 shares were granted as "bonus shares" in this round.

Between 9/30/20 and 11/25/20, the company sold 293,111 shares of non-voting common stock in exchange for $3.53 per share under Regulation Crowdfunding. An additional 14,904 shares were granted as "bonus shares" in this round.

On April 3, 2020 the company sold $182,377.38 in convertible debt under Section 4(a)(2).

On June 24, 2019 the company sold $557,321.36 in common stock under Section 4(a)(2) totalling 250,522 shares of voting common stock at a price of $2.25 / share.

On January 24, 2018 the company sold $498,788.50 in common stock under Section 4(a)(2) totalling 249,620 shares of voting common stock at a price of $2.00 / share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue

Revenue for fiscal year 2021 was $2,845,894, a 28% increase over 2020. After a dismal first quarter in sales, our business began to return significantly in the second quarter, while the third quarter concluded as our best three month stretch ever. That said, as the Delta wave of Covid, followed by Omicron set in, our sales began to slide once again in the fourth quarter of 2021, which was atypical relative to our pre-covid sales. While we saw some growth in revenue in 2021, it was significantly below our projection of $3.5 million.

On the positive side, we were able to open up several new markets in 2021, including Florida, Illinois, Wisconsin, Utah, and Virginia.

We also made a significant effort to streamline our products and focus our sales and marketing efforts on the Northeast. With our rate of sale at many accounts down, perhaps due to 2020 pantry loading with on premise accounts closed, and perhaps due to the continued plateau of the cider category overall, especially relative to other Beyond Beer products like Hard Seltzer and Hard Kombucha growing at significant rates, we made the decision to evolve our core ciders to be USDA-certified organic, with the launch in spring

2022. We also line priced and streamlined our Specialty line and Cellars line, to make it easier for distributors to sell.

Cost of sales and Margins

Cost of sales in 2021 was $2,303,278, resulting in a gross margin of about 19%, almost doubling our gross margin from 2020. As we anticipated in 2020, we would see a significant increase in margin, as a result of in house production and moving more volume. At the same time, the cost of production began to increase significantly toward the end of 2021. ALthough we were able to secure a supply of aluminum cans, their cost has increased significantly and this remains a risk to continuing to increase our margin. That said, we increased our prices as well to reflect the increase in costs.

Expenses

Expenses for 2020 were $1,543,809, up significantly from 2019's expenses of approximately $700,000. This increase is largely due to several strategic hires in 2020, which expanded our production, sales, and marketing teams. Our marketing budget was significantly higher in 2021 versus 2020, and likewise our payroll was more than double. While the increased expenses certainly helped our company grow in 2021 versus 2020, it decreased our profitability significantly.

Liquidity and Capital Resources
As of December 31, 2021, the Company had cash of $297,656.70.

Debt

- Owed to: People's United Bank
  Amount owed: $178,395.69
  Interest rate: 5.25%
  Maturity date: September 15, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Addison County Economic Development Corp 44-02-01
  Amount owed: $90,436.00
  Interest rate: 5%
  Maturity date: September 1, 2026
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting

5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Balloon payment due 9/1/2026 of approx. $36,786 (at 5%).

- Owed to: Addison County Economic Development Corp 44-01-01
  Amount owed: $47,976.04
  Interest rate: 5%
  Maturity date: July 1, 2027
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest.

- Owed to: Addison County Economic Development Corp 44-03-01
  Amount owed: $43,914.43
  Interest rate: 5%
  Maturity date: June 1, 2025
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $84,575.65
  Interest rate: 4.5%
  Maturity date: December 19, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $91,198.58
  Interest rate: 5.63%
  Maturity date: March 6, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note
  Amount owed: $50,003.03
  Interest rate: 5%
  Maturity date: December 31, 2022
  Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note
  Amount owed: $394,746.16
  Interest rate: 5.5%
  Maturity date: July 1, 2030
  Material terms: There are no other material terms to this debt

- Owed to: SBA - EIDL
  Amount owed: $499,900.00
  Interest rate: 3.75%
  Maturity date: May 27, 2050
  Material terms: There are no other material terms to this debt

- Owed to: PPP - VT504
  Amount owed: $95,765.00
  Interest rate: 1%
  Maturity date: April 13, 2025
  Material terms: We expect 75-100% of this to be forgiven under the June 5, 2020 legislation.

- Owed to: Tom Sight
  Amount owed: $78,884.28
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.

- Owed to: TPU1, LLC
  Amount owed: $75,000.00
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.

- Owed to: BCCH, LLC
  Amount owed: $75,000.00
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Colin Davis

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and President
  Dates of Service: January 1, 2013 - present
  Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $80,000 / year salary. No equity compensation.
- **Position:** Board Member
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: David Dolginow

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President
  Dates of Service: June 1, 2013 - present
  Responsibilities: David oversees all sales and distribution matters, as well as, HR and fundraising. $80,000 annual salary. No equity compensation.
- **Position:** Board Chair
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: Elizabeth Tilton

Principal Occupation: Founder

Employer: Oyster Sunday

Dates of Service: Feb 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 1, 2017 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Oyster Sunday
  Title: Founder
  Dates of Service: Feb 2019 - present
  Responsibilities: President / CEO
- **Employer:** W&P Design
  Title: Head of Brand
  Dates of Service: January 1, 2015 - February 1, 2019
  Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Principal Occupation: VP, Sales and Global Strategy

Employer: WhistlePig Whiskey

Dates of Service: Feb, 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: Nov, 2020 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

officer includes a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Colin Davis, 128 Bates Rd, Shoreham, VT 05770	584,837 shares		15.03%
	David Dolginow, 640 Sheep Farm Rd, Weybridge, VT 05753	584,837 shares		15.03%

OUR SECURITIES

Our authorized capital stock consists of 7,000,000 authorized shares of common stock, which shares have one vote per share, and 2,400,000 shares of non voting common stock, which has no voting rights. Neither stock class has par value. As of December 31, 2021 there were a total of 3,724,018 shares issued and outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[COMPANY NAME]

By   /s/ _____

Name   _Colin Davis___

Title: President

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet	FY 2020	FY 2021
Assets		
Bank Accounts	$317,657	$297,657
Accounts Receivable	$260,099	$287,264
Inventory	$362,091	$422,744
Other Current Assets	$2,864	$1,878
Total Current Assets	**$942,711**	**$1,009,542**
Accumulated Depreciation	-$357,420	-$328,839
Equipment	$570,295	$1,228,460
Buildings + Leasehold Improvements	$269,595	$724,820
Intangible Assets	$73,181	$73,181
Accumulated Amortization	-$31,212	-$36,090

Equity Investment	$63,937	$66,919
Other Assets	$48,407	$10,781
Total Non-Current Assets	**$636,782**	**$1,739,232**
Total Assets	**$1,579,493**	**$2,748,774**

Liabilities

Accounts Payable	$282,402	$362,676
Other Current Liabilities	$77,670	$195,142
Total Current Liabilities	**$360,072**	**$557,818**
Debt	$1,362,451	$2,087,574
Total Non-Current Liabilities	**$1,362,451**	**$2,087,574**
Total Liabilities	**$1,722,522**	**$2,645,392**

Equity

Equity	$2,662,178	$3,844,516
Retained Earnings	-$2,404,796	-$2,758,766
Net Income	-$400,410	-$982,368
Total Shareholder's Equity	**-$143,029**	**$103,383**

P&L	FY 2020	FY 2021
Revenue	$2,215,389	$2,845,894
Excise Tax	$0	$55,899
Net Revenue	$2,215,389	$2,789,995
Cost of Goods Sold	$2,000,400	$2,247,378
Gross Profit	**$214,990**	**$542,617**
S&M	$303,111	$572,904
G&A	$390,434	$932,237
Total Operating Expenses	**$693,545**	**$1,505,141**

Other Income	$110,074	$134,776
Interest	$31,929	$154,733
Tax Expense	$0	-$112
Net Income	**-$400,410**	**-$982,368**

Statement of Cash Flows	FY 2020	FY 2021
Net Income	**-$400,410**	**-$982,368**
Accounts Receivable	-$15,991	-$27,293
Inventory	$35,852	-$62,309
Equipment	-$93,625	-$570,241
Accounts Payable	-$419,831	$46,248
Other Operating Cash Flow	$11,462	$1,652
Operating Deposit	-$50,722	-$16,463
Operating Cash Flow	**-$933,263**	**-$1,610,773**
D&A	$101,150	$0
Leasehold Improvements	$42,918	-$21,900
Investment Deposit	-$45,757	$10,900
Equity Investment	-$63,937	-$24,342
Investing Cash Flow	**$34,374**	**-$35,341**
Proceeds from Debt Financing	$662,719	$929,603
Proceeds from Grant	$50,000	$0
Proceeds from Equity Financing	$452,963	$696,902
Financing Cash Flow	**$1,165,682**	**$1,626,505**
Cash Flow	**$266,793**	**-$19,609**

CERTIFICATION

I, _Colin Davis, Principal Executive Officer of Shacksbury Holdings Inc, hereby certify that the financial statements of Shacksbury Holdings Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer